Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Nine Months ended
	September 30,
	2006	2007
Earnings
Pre-tax income from continuing operations	$560	$427
Minority interests in consolidated subsidiaries	1	1
Income from equity investees	(121)	(75)

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries and income from equity investees	440	353

Fixed charges	1,049	801
Distributed income of equity investees	137	156
Capitalized interest	(34)	(37)
Preferred returns on consolidated subsidiaries	(1)	(1)

Total earnings available for fixed charges	$1,591	$1,272

Fixed charges
Interest and debt expense	$1,038	$789
Interest component of rent	10	11
Preferred returns on consolidated subsidiaries	1	1

Total fixed charges	$1,049	$801

Ratio of earnings to fixed charges	1.52	1.59

Fixed charges
Interest and debt expense	$1,038	$789
Interest component of rent	10	11
Preferred returns on consolidated subsidiaries	1	1
Preferred stock dividend of parent	29	43

Total fixed charges and preferred stock dividend	$1,078	$844

Ratio of earnings to combined fixed charges and preferred stock dividends	1.48	1.51

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
     — minority interests in consolidated subsidiaries;
     — income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
     — fixed charges;
less:
     — capitalized interest; and
     — preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
     — interest costs, not including interest on tax liabilities which is included in income tax expense our income statement
     — amortization of debt costs; or interest on rate refunds
     — that portion of rental expense which we believe represents an interest factor; and
     — preferred stock dividends and preferred returns on consolidated subsidiaries.